Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

The following note was sent to Markit employees and colleagues on March 21, 2016.

Dear colleagues,

I am excited to announce that this weekend we agreed to combine Markit and IHS in a merger of equals to create IHS Markit, a global powerhouse in critical information, analytics and solutions.

IHS is an impressive company and a key provider of unique information, insight and analytics to companies and governments globally. Their broad industry focus includes automotive, aerospace & defense, maritime, energy, chemicals and technology (www.ihs.com).

For the past 13 years, our growth has been driven by delivering transparency and helping our customers manage regulatory change and reduce costs. The drivers for our services are still strong today and are not going away; our customers’ demand for unique information continues to grow. By joining forces with IHS, we will substantively expand our content sets and distribute them across our combined customer base.

This merger will be transformational and will create a wealth of short and long term opportunities. In the near term, our combined global footprint and broad non-overlapping customer bases will drive cross selling opportunities, particularly in our solutions businesses. And we will take their data and create indices, factors and signals. Longer term, we will combine our datasets and create powerful, next generation products and services.

Upon closing, which we expect to be in H2 2016, Jerre Stead, the Chairman and CEO of IHS will become Chairman and CEO of IHS Markit. I will be President and an executive member of the Board of Directors, initially focused on leading the integration of our two companies. At the end of 2017, Jerre will retire and I will take over as Chairman and CEO.

Jerre is a well respected and highly experienced leader, who was my partner in exploring this opportunity. Jerre and I quickly discovered that our companies share so much more than success. We have the same passion for our people and our customers and the desire to use innovation to build leading products and services.

In order to help you understand more about this merger you can find both our press release and Q&A on the intranet. I will also be holding two global conference calls later today. The first will be at 7.30 am EST and the second one, with Jerre, at 4.30 pm EST at a townhall at the Times Center Stage in New York. We will be sending out invitations to these events shortly. I hope many of you will be able to dial in and, for those of you in New York, I look forward to seeing you in person.

Over the next two weeks, I will be travelling to see investors and customers and am planning on visiting many of our offices soon - I look forward to seeing you then to discuss more about this exciting next phase of our company. In the meantime, it is important that we all keep focused on delivering on our 2016 objectives.

I want to thank you for all that you do to make Markit a success. Without you, this transaction would not be possible. Together with IHS we will provide amazing opportunities for our colleagues, customers and shareholders. To read the press release and FAQs discussing the deal, please click here.

Lance

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Markit will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IHS or Markit may file with the SEC. INVESTORS AND SECURITY HOLDERS OF IHS and Markit ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 27, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.